SCHEDULE 13D/A

CUSIP No. 098529 30 8	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Bonso Electronics International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

098529 30 8
(CUSIP Number)

Anthony So Hung Gun
c/o Bonso Electronics International Inc.
Unit 1404, 14/F, Cheuk Nang Centre
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(852) 2605 5822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011 (effective as of March 31, 2011)
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ❑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 098529 30 8	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Anthony So Hung Gun S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada citizen
NUMBER OF	7	SOLE VOTING POWER 2,432,270 (See Notes 1 and 2)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,432,270 (See Notes 1 and 2)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,270 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0% (See Note 3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note 1.  Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

Note 2.  Effective March 31, 2011, John Stewart Jackson, IV sold 455,575 shares of $.003 par value (the "Common Stock"), of Bonso Electronics International Inc. (“Bonso” or the “Issuer”) in a private sale of stock to Anthony So, Bonso’s Chairman and Chief Executive Officer for gross proceeds of One Million One Hundred Thirty Eight Thousand Nine Hundred Thirty Seven Dollars and Fifty cents (USD$1,138,937.50), or $2.50 per share.

Note 3.  The number of shares outstanding is 5,246,903 shares, with 5,577,639 total number of shares issued which includes 330,736 shares in treasury. This calculation is based upon the number of shares issued of 5,577,639.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $.003 par value (the "Common Stock"), of Bonso. Bonso's address is Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Sha Tin Town, N.T., Hong Kong.

Item 2. Identity and Background

(a)  The name of the person filing this statement on Schedule 13D is Anthony So Hung Gun (“Mr. So or the “Reporting Person”).

(b)  The business address of Anthony So is as follows:

Anthony So Hung Gun
c/o Bonso Electronics International Inc.
Unit 1404, 14/F, Cheuk Nang Centre
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong

(c)  Mr. So is the Issuer’s Chairman of the Board, Chief Executive Officer and Director, President and Treasurer.

(d)(e) During the last five years, Mr. So has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. is a citizen of Canada.

Items 3.

Effective March 31, 2011, John Stewart Jackson, IV sold 455,575 shares of $.003 par value (the "Common Stock"), of Bonso Electronics International Inc. (“Bonso” or the “Issuer”) in a private sale of stock to Anthony So, Bonso’s Chairman and Chief Executive Officer for gross proceeds of One Million One Hundred Thirty Eight Thousand Nine Hundred Thirty Seven Dollars and Fifty cents (USD$1,138,937.50), or $2.50 per share.  The funds used to purchase the shares were personal funds of Mr. So.

Items 4.

Mr. So acquired the shares from Mr. Jackson for investment purposes only.

The Board of Directors of Bonso, of which Mr. So is the Chairman, may in the future consider one or more plans, proposals or transactions, including but not limited to:

(1) various extraordinary transactions, such as a merger, reorganization, including but not limited to a going private transaction, or liquidation;

(2) the purchase, sale or transfer of a material amount of assets of the Company;

(3) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) a change in the present board of directors or management of the Company, including, but not limited to, plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

   (5) any other material change in the Company's corporate structure or business;

(6) the delisting of the Company’s Common Stock from the NASDAQ capital market;

(7) the termination from registration of the Company’s Common Stock;

(8) the offer and sale of additional securities of the Company; and

(9) changes in the Company's memorandum and articles of association or other actions that could impede the acquisition of control of the Company.

Except as discussed below, as of the date of this report, the Board of Directors has not made any plans or considered any proposals or transactions relating to the foregoing but may do so in the future.

As permitted by law, Mr. So may purchase shares of Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Company and upon other developments, including but not limited to general economic, stock market conditions and the price of the Company's common stock.

Item 5. Interest in Securities of the Issuer

(a)
As of the date of this Statement, Mr. So beneficially owns 2,432,270 shares, or 41% of the Issuer’s Common Stock.  See Notes 1, 2 and 3 above.  This amount includes 350,500 options to acquire shares of Bonso’s Common Stock.

(b)
Mr. So has the sole power to vote or direct the vote and dispose or direct the disposition of 2,432,270 shares beneficially of the Issuer’s Common Stock.   Of this amount, Mr. So owns 350,500 options to acquire shares of common stock.

(c)	See Note 2 above.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares reported on this Statement.

(e)	Not applicable.

Item 6.  Not Applicable.

Item 7.  Exhibits

99.1           Securities Purchase Agreement between Anthony So and John Stewart Jackson IV effective March 31, 2011

The Reporting Person declares that the filing of this Schedule 13D, as amended from time to time, shall not be construed as an admission by the Reporting Person that she is the beneficial owner, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Anthony So

Dated: June 7, 2011	/s/ Anthony So
Anthony So